FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                  15d-16 of the Securities Exchange Act of 1934

                         For the month of November 2001

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           GEMPLUS INTERNATIONAL S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X   Form 40-F
                                     ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes       No  X
                                      ---      ---

INDEX                                                                    Page No
                                                                         -------

Part I - Financial Information

  Item 1.  Financial Statements................................................2


              Condensed Consolidated Statements of Income
              Three Months and Nine Months Ended September 30, 2001
              and 2000 (Unaudited).............................................2

              Condensed Consolidated Balance Sheets
              September 30, 2001 (Unaudited)
              and December 31, 2000............................................3

              Condensed Consolidated Statements of Cash Flows
              Nine Months Ended September 30, 2001 and 2000
              (Unaudited)......................................................4

              Consolidated Statement of Changes in Shareholders' Equity
              Nine Months Ended September 30, 2001
              (Unaudited)......................................................5

              Notes to the Condensed Consolidated Financial
              Statements (Unaudited)...........................................6

  Item 2.  Management's Discussion and Analysis of Financial Condition
           and Results of Operations..........................................17

  Item 3.  Qualitative Disclosures About Market Risk..........................26


Part II -Other Information


  Item 1.  Legal proceedings..................................................28

  Item 2.  Changes in securities..............................................28

  Item 3.  Default upon senior securities.....................................28

  Item 4.  Submission of Matters to a Vote of Security Holders................29

  Item 5.  Other Information......................................... ........29

  Item 6.  Exhibits and other Reports on Form 6-K.............................29


Signature.....................................................................30

                           GEMPLUS INTERNATIONAL S.A.
                          Quarterly Report on Form 6-K
                     For the period ended September 30, 2001

--------------------------------------------------------------------------------

Item 1. Financial Statements


Condensed Consolidated Statement of Income


                                                 (in thousands of euros, except share and per share data)
                                         --------------------------------------------------------------------
                                                 Three months ended                Nine months ended
                                             Sept 2001        Sept 2000        Sept 2001        Sept 2000
                                                     (unaudited)                       (unaudited)
                                         --------------------------------------------------------------------
Net sales                                       226,105          311,505           771,987         818,272
Cost of sales                                  (173,582)        (193,181)         (526,877)       (517,639)

Gross Profit                                     52,523          118,324           245,110         300,633

Research and development expenses               (25,605)         (22,628)          (87,914)        (61,634)
Reversal of research credit allowances                -                -                 -          12,486
Selling and marketing expenses                  (35,822)         (38,628)         (128,425)       (110,595)
General and administrative expenses             (28,271)         (24,806)          (80,834)        (60,814)
Litigation expenses                             (18,120)               -           (18,120)              -
Goodwill amortization                            (6,592)          (2,347)          (21,028)         (6,059)

Operating income (loss) before
restructuring                                   (61,887)          29,915           (91,211)         74,017

Restructuring expenses                                -                -           (28,466)              -

Operating income (loss)                         (61,887)          29,915          (119,677)         74,017

Interest income and (expense), net                6,193            4,774            16,266           4,728

Other income (expense), net                      69,941           (4,499)           55,306             898

Income (loss) before taxes                       14,247           30,190           (48,105)         79,643

Provision for income taxes                       (7,661)          (9,564)            7,739         (21,199)

-----------------------------------------------------------------------------------------------------------
Net income (loss)                                 6,586           20,626           (40,366)         58,444
-----------------------------------------------------------------------------------------------------------

Net income (loss) per share
Basic                                              0.01             0.04             (0.06)           0.13
Diluted                                            0.01             0.03             (0.06)           0.12

Shares used in net income (loss) per
share calculation
Basic                                       642,922,022      525,918,125       641,146,203     456,271,072
Diluted                                     653,512,425      602,571,506       672,014,427     495,928,041


Note: In filings with the Commission des Operations de Bourse and its annual report to shareholders, the Company has included goodwill amortization below operating income. See Note 13.

The accompanying notes are an integral part of these condensed financial statements

Condensed Consolidated Balance Sheets

                                                         (in thousands of euros)
                                              ----------------------------------
                                                Sept 30, 2001  December 31, 2000
                                              ----------------------------------
Assets                                          (unaudited)

Current assets
Cash and cash equivalents                         502,793            636,284
Trade accounts receivable, net                    186,858            311,276
Inventory, net                                    182,369            174,101
Other current assets                              124,948             97,377

Total current assets                              996,968          1,219,038

Non-current assets
Property, plant and equipment, net                279,398            249,916
Goodwill                                          121,648            155,809
Other non-current assets                          305,570            284,246

Total non-current assets                          706,616            689,971

------------------------------------------------------------------------------
Total assets                                    1,703,584          1,909,009
------------------------------------------------------------------------------

Liabilities

Accounts payable                                  135,674            261,047
Accrued liabilities and other                     165,952            156,610
Current portion of long-term debt                       -              1,867
Current obligations under capital leases            3,709              3,414

Current liabilities                               305,335            422,938

Long-term obligations under capital leases         27,771             31,885
Long-term debt, less current portion                   13              5,865
Other non-current liabilities                      31,529             46,013

Non-current liabilities                            59,313             83,763

Minority interest                                  13,155             17,313

Shareholders' equity

Ordinary shares no legal par value,
2,000,000,000 shares authorized,
640,926,447 and 636,256,258 shares issued
and outstanding at September 30, 2001
and December 31, 2000, respectively               126,587            124,263
Paid in capital                                 1,021,404          1,026,063
Retained earnings                                 184,894            235,972
Other comprehensive income                           (487)               376
Less, cost of treasury shares                      (6,617)            (1,679)

Total shareholders' equity                      1,325,781          1,384,995

------------------------------------------------------------------------------
Total liabilities and shareholders' equity      1,703,584          1,909,009
------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed financial statements

Condensed Consolidated Statement of Cash Flows

                                                        (in thousands of euros)
                                               --------------------------------
                                               Nine months ended September 30,
                                                  2001                  2000
                                               -------------------------------
Cash from operating activities                        (unaudited)

Net income (loss)                                 (40,365)            58,444
Adjustments to reconcile net income
to net cash from operating activities:
   Depreciation and amortization                   89,049             52,034
   Change in other non-current liabilities         (8,064)            (8,012)
   Gain on assets sold                            (70,773)           (11,866)
   Other, net                                         219              4,377
Changes in operating assets and liabilities:
   Trade accounts receivable                       95,331            (53,982)
   Trade accounts payable                        (116,613)            38,983
   Inventories                                    (32,939)           (35,672)
   Value-added and income taxes                   (19,618)            (4,038)
   Restructuring reserve                           17,269                  -
   Litigation expenses                             18,120                  -
   Other, net                                      (7,666)             4,465
--------------------------------------------------------------------------------
Net cash provided by (used in)
operating activities                              (76,050)            44,733

Cash from investing activities
   Sale / Purchase of activities
    net of cash acquired                          117,001            (12,508)
   Other investments                              (34,454)             3,297
   Purchase of property, plant and equipment      (94,281)           (64,255)
   Purchase of other assets                       (15,997)           (10,836)
   Change in non-trade accounts
   payable and other current assets                (4,696)           (18,645)

--------------------------------------------------------------------------------
Net cash used for investing activities            (32,427)          (102,947)

Cash from financing activities
   Proceeds from conversion of debentures
   and exercise of warrants                             -            194,129
   Proceeds from shareholders contribution              -            534,608
   Proceeds from exercise of share options          7,117             11,426
   Purchase of Gemplus SA shares                  (14,544)                 -
   Payments on long-term borrowings                (1,606)            (3,482)
   Principal payments on obligations
   under capital leases                            (2,494)            (2,394)
   Increase (decrease) in bank overdrafts          19,243              1,162
   Dividends paid by subsidiaries
   to minority shareholders                        (4,256)            (3,468)
   Change in treasury shares                       (6,271)              (246)
   Interests receivable on loans to
   senior management                               (3,336)                 -
   Change in non trade accounts payables
   on financial activities                         (8,044)             7,754

--------------------------------------------------------------------------------
Net cash provided by (used in) financing
activities                                        (14,191)           739,489

Effect of exchange rate changes on cash           (10,823)           (25,661)
Net increase (decrease) in cash
and cash equivalents                             (122,669)           681,275
Cash and cash equivalents, beginning of period    636,284             27,106

--------------------------------------------------------------------------------
Cash and cash equivalents, end of period          502,793            682,720
--------------------------------------------------------------------------------


The accompanying notes are an integral part of these condensed financial statements

Consolidated Statement of Changes in Shareholders' Equity

                                                                          (in thousands of euros, except number of shares)

                                 Number of   Share  Additional   Retained      Net       Other      Treasury        Total
                                  shares     value    paid-in    earnings    income  Comprehensive   shares
                                                      capital                 loss       income
--------------------------------------------------------------------------------------------------------------------------
Balance at
December 31, 2000              636,256,258  124,263  1,026,063    136,894    99,078        376        (1,679)    1,384,995
--------------------------------------------------------------------------------------------------------------------------

Allocation of prior
year earnings                            -        -          -     99,078  ( 99,078)         -             -             -

Net income (loss)                        -        -          -          -   (40,366)         -             -       (40,366)

Shares issued following
acquisitionsof Celocom Ltd and
SLP InfoWare SA                  4,554,639      911       (911)         -         -          -             -             -

Contribution of Gemplus S.A.
shares to Gemplus International
SA, net of issuance costs euro 54        -    1,058     (1,112)         -         -          -             -           (54)

Shares issued by Gemplus S.A.
pursuant to shares options
exercised to be contributed      2,369,300               3,988          -         -          -             -         3,988

Purchase of Gemplus SA
shares by Gemplus
Internaional                    (4,029,350)             (9,450)    (5,094)        -          -             -       (14,544)

Shares issued by Gemplus
Internationa1 SA pursuant
to share options exercised       1,775,600      355      2,826          -         -          -             -         3,181

Change in treasury shares                -        -          -       (615)        -          -        (4,938)       (5,553)

Effect of adopting IAS 39                -        -          -     (5,003)        -      9,093             -         4,090

Change in other comprehensive
income                                   -        -          -          -         -     (9,956)            -        (9,956)

---------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2001
(unaudited)                    640,926,447  126,587  1,021,404    225,260  ( 40,366)      (487)       (6,617)    1,325,781
---------------------------------------------------------------------------------------------------------------------------

Notes to the Condensed Consolidated Financial Statements


1/   Basis of presentation and accounting policies

These unaudited interim financial statements prepared in accordance with International Accounting Standards (IAS) reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly, in all material respects, the financial position of Gemplus International S.A. (the "Company") and its subsidiaries as of September 30, 2001, and the results of operations for the three-month and nine-month periods ended September 30, 2001 and 2000. All material intercompany balances have been eliminated. Because all of the disclosures required by generally accepted accounting principles are not included, these interim statements should be read in conjunction with the audited financial statements and accompanying notes in the Company's annual report for the year ended December 31, 2000. The year-end condensed balance sheet data was derived from the audited financial statements and does not include all of the disclosures required by generally accepted accounting principles. The statements of operations for the periods presented are not necessarily indicative of results to be expected for any future period, nor for the entire year.

The annual consolidated financial statements of the Company are prepared in accordance with IAS. As of January 1, 2001, the Company has adopted the new standard applicable for the first time to financial statements of periods beginning after January 1, 2001, relating to Financial Instruments (IAS 39).


2/   Financial Instruments

In January 2001, the Company adopted IAS 39 "Financial Instruments: Recognition and Measurement".

IAS 39 establishes principles for recognizing, measuring and disclosing information about financial assets and financial liabilities. IAS 39 defines several categories of financial assets and liabilities. It requires the Company to measure at fair value assets and liabilities qualified as trading or available-for-sale, and to recognize changes in fair value through income for trading assets and liabilities and in equity for available-for-sale assets.

IAS 39 requires the Company to recognize all derivative instruments on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized directly in equity until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings and any derivatives that are not hedges will be adjusted to fair value through income.

Adoption of this new standard resulted in a cumulative after tax increase of shareholders' equity as of January 1, 2001 of euro 4,090 thousand. The impact on shareholders' equity at January 1, 2001 of the adoption of IAS 39 is shown below. In accordance with IAS 39, the comparative financial statements for the year ended December 31, 2000 were not restated.


Summary of impact of adopting IAS 39 at January 1, 2001

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                          Retained      Other           Total
                                          earnings  comprehensive
                                                       income
--------------------------------------------------------------------------------
Hedges not qualifying as effective        (5,003)            -         (5,003)
Hedges qualifying as effective                 -         8,807          8,807
Unrealized gains and losses on
available-for-sale financial assets            -           286            286
--------------------------------------------------------------------------------
Impact as at January 1, 2001 on
shareholders' equity, net of
deferred income taxes                     (5,003)        9,093          4,090
--------------------------------------------------------------------------------

In accordance with the transitional requirements of IAS 39, the Company recorded a net loss of euro 5,003 thousand in retained earnings to recognize at fair value all derivatives not qualifying as effective hedging instruments; the Company also recorded a net gain of euro 8,807 thousand in other comprehensive income to recognize at fair value all derivatives qualifying as effective hedging instruments. These amounts were net of deferred income taxes. The Company also recorded a net gain of euro 286 thousand in other comprehensive income to recognize at fair value its available-for-sale financial assets.


3/   Inventories

Inventories are stated at the lower of cost or market (with cost being determined principally on the weighted average cost basis).

Inventory consists of the following:


                                                   (in thousands of euros)
--------------------------------------------------------------------------

                                      Sept 30, 2001         December 31,
                                       (unaudited)              2000
--------------------------------------------------------------------------
Raw materials and supplies                85,840               60,540
Work-in-process                           90,943               79,103
Finished goods                            20,729               45,586
--------------------------------------------------------------------------
Inventory, gross                         197,512              185,229
--------------------------------------------------------------------------
Less, inventory allowance                (15,143)             (11,128)

--------------------------------------------------------------------------
Inventory, net                           182,369              174,101
--------------------------------------------------------------------------

4/   Common control transactions

As at September 30, 2001, certain shares of Gemplus S.A. held mainly by employees had not yet been contributed to Gemplus International S.A. for administrative and legal reasons. The total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 7,991,900 shares, representing 1.25% of the shareholdings of Gemplus International S.A., which in total was represented by 640,926,447 shares outstanding as at September 30, 2001.

5/   Litigation

In February 1996, Humetrix Inc. brought an action against the Company, among others, in the United States District Court in San Diego, California, relating to an alleged agreement to jointly market several products in the US health care market. The complaint alleged that the Company had breached the alleged agreement and had intentionally interfered with third party contractual relations. In February 1999, the District Court rendered a decision in favor of Humetrix and ordered the Company to pay US$ 15 million (euro 16.4 million) and another individual defendant to pay US$ 2.5 million (euro 2.7 million). The decision against the individual defendant was later vacated and further proceedings were ordered by the court. The Company appealed the judgment. In March 2000, the District Court dismissed the claim against the individual defendant with prejudice. Oral arguments in the appeal were heard on March 6, 2001 before the United States Court of Appeals for the Ninth Circuit. . On October 4th, 2001, the Court of Appeals rendered its decision, affirming the judgment of the District Court against the Company in the amount of US$ 15.0 million, with interest to be determined. As a result of this judgment, the Company recorded a charge of euro 18.1 million, adversely impacting its third quarter 2001 operating result and resulting in a total current liability (including a previously existing provision) of euro 19.3 million in the balance sheet as at September 30, 2001. The Company's petition seeking a rehearing before the Court of Appeals was denied on November 20, 2001.

In the second quarter of 2001, the Company partially reversed a provision for a patent claim, resulting in a favorable euro 10 million royalty expense adjustment recorded in cost of sales. This provision had been recorded following allegations by a claimant that the Company was infringing one or more patents owned by such claimant. As of June 30, 2001, the Company had reached an agreement with such claimant and the risk of loss and outflow of resources was no longer probable.

In addition to the litigation mentioned above, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

6/   Net income per share

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided in the following table:


                                           (in thousands of euros, except shares and per share data)
--------------------------------------------------------------------------------------------------------
                                          Three months ended Sept 30,       Nine months ended Sept 30,
                                              2001            2000             2001             2000
                                          (unaudited)                      (unaudited)
--------------------------------------------------------------------------------------------------------
Basic and diluted net income (loss)           6,586          20,626          (40,366)          58,444
--------------------------------------------------------------------------------------------------------

Shares used in basic net income (loss)
per-share calculation :

--------------------------------------------------------------------------------------------------------
Weighted average number of common
shares outstanding                      642,922,022     525,918,125      641,146,203      456,271,072
--------------------------------------------------------------------------------------------------------
Dilutive effect of stock options         10,068,842      56,035,691       29,462,701       29,924,949
Dilutive effect of warrants                 521,561      20,617,690        1,153,474        9,732,020
Dilutive effect of shares to be
issued following acquisitions of
Celocom Ltd and Slp InfoWare SA                   -               -          252,049                -
--------------------------------------------------------------------------------------------------------
Shares used in diluted net income
(loss) per share                        653,512,425     602,571,506      672,014,427      495,928,041
--------------------------------------------------------------------------------------------------------
Basic net income (loss) per share              0.01            0.04            (0.06)            0.13
Diluted net income (loss) per share            0.01            0.03            (0.06)            0.12

7/   Segment reporting

The Company operates in primarily three operating segments, telecommunications, network systems and other operating segment, which have a different customer base and for which separate financial information is available. These segments are evaluated regularly in deciding how to allocate resources and in assessing performance. The access control systems activities of our former subsidiary Skidata are reported under the network systems segment and have been identified separately, as the Company has completed the sale of this activity in August 2001 (see Note 10). Following the sale of our Tag activities in August 2001, the Tag electronic smart labels solutions activities are reported under the other operating segment and have been identified separately.

The following tables present selected data for the three-month and nine-month periods ended September 30, 2001 and 2000:


                                                     (in thousands of euros)
-------------------------------------------------------------------------------------------
                                            Three months ended       Nine months ended
                                                 Sept 30,                 Sept 30,
                                         2001            2000        2001             2000
                                       (unaudited)                 (unaudited)
-------------------------------------------------------------------------------------------
Net sales
Telecommunications                      145,005         230,120    525,048          609,369
Network systems                          54,052          44,429    161,654          114,647
   Skidata                                9,420          13,403     40,566           43,481
Other operating segment                  27,048          36,956     85,285           94,256
   Tag                                      612           1,774      3,712            5,280

-------------------------------------------------------------------------------------------
Net sales                               226,105         311,505    771,987          818,272
-------------------------------------------------------------------------------------------

Gross profit
Telecommunications                       37,681         100,874    188,748          255,706
Network systems                          12,442          13,124     48,889           36,797
    Skidata                               3,596           4,389     16,635           16,853
Other operating segment                   2,400           4,326      7,474            8,130
   Tag                                     (703)            421       (573)             748

--------------------------------------------------------------------------------------------
Gross profit                             52,523         118,324    245,110          300,633
--------------------------------------------------------------------------------------------

Research and development expenses       (25,605)        (22,628)   (87,914)         (61,634)
Reversal of research credit allowances        -               -          -           12,486
Selling and marketing expenses          (35,822)        (38,628)  (128,425)        (110,595)
General and administrative expenses     (28,271)        (24,806)   (80,834)         (60,814)
Litigation expenses                     (18,120)              -    (18,120)               -
Goodwill amortization                    (6,592)         (2,347)   (21,028)          (6,059)

--------------------------------------------------------------------------------------------
Operating income (loss)
 before restructuring                   (61,887)         29,915    (91,211)          74,017
--------------------------------------------------------------------------------------------

Restructuring expenses                        -               -    (28,466)               -

--------------------------------------------------------------------------------------------
Operating income (loss)                 (61,887)         29,915   (119,677)          74,017
--------------------------------------------------------------------------------------------


Note: In filings with the Commission des Operations de Bourse and its annual report to shareholders, the Company has included goodwill amortization below operating income. See Note 13.

The following is a summary of sales by geographic area for the three-month and nine-month periods ended September 30, 2001 and 2000:


                                  (in thousands of euros)
-----------------------------------------------------------------------------
                  Three months ended Sept 30,    Nine months ended Sept 30,
                    2001                 2000      2001                2000
                           (unaudited)                    (unaudited)
-----------------------------------------------------------------------------

Europe, Middle
East, Africa      112,787             177,812     392,268             474,354
Asia               52,369              87,667     224,321             225,165
Americas           60,949              46,026     155,398             118,753

-----------------------------------------------------------------------------
Net sales         226,105             311,505     771,987             818,272
-----------------------------------------------------------------------------


8/   Ordinary shares

As part of the purchase price related to the acquisition of Celocom Limited in November 2000, the Company issued on February 20, 2001, 4,191,776 shares representing a value of euro 25,151 thousand. Out of these euro 25,151 thousand recorded in paid-in capital as at December 31, 2000, an amount of euro 838 thousand was allocated to share capital, as the corresponding shares were issued. Pursuant to the acquisition agreement, the shares issued have been transferred to a financial institution and put in escrow with such institution until release of such shares in accordance with the terms of the agreement.

As part of the purchase price related to the acquisition of SLP InfoWare S.A. in October 2000, the Company issued on March 13, 2001, 362,863 shares representing a value of euro 2,177 thousand. Out of these euro 2,177 thousand recorded in paid-in capital as at December 31, 2000, an amount of euro 73 thousand was allocated to share capital, as the corresponding shares were issued.

In February 2001, the Company issued 4,377,900 shares following the contribution of 87,558 shares of Gemplus S.A. held mainly by employees.

In April and June 2001, the Company issued 860,300 shares following the contribution of 17,206 shares of Gemplus S.A. held mainly by employees. In August 2001, the Company issued 51,800 shares following the contribution of 1,036 shares of Gemplus S.A. held mainly by employees. For accounting purposes, these shares were already assumed to be a component of the shareholder's equity.

In June and August 2001, the Company issued 1,775,600 shares following the exercise of Gemplus International SA stock options held by employees.

In addition, during the nine-month period ended September 30, 2001, the Company purchased at fair market value 80,587 shares of Gemplus S.A., equivalent to 4,029,350 shares of Gemplus International S.A., held by two former executive officers of the Company, thus reducing the Company's shareholders' equity.

As mentioned in Note 4, as at September 30, 2001, the total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 7,991,900 shares, representing 1.25% of the shareholdings of Gemplus International S.A., which in total was represented by 640,926,447 shares outstanding as at September 30, 2001.

During the third quarter of 2001, the Company started the implementation of its share repurchase program, as approved by the Annual General Meeting held on April 18, 2001 and authorized by the Commission des Operations de Bourse on May 4, 2001. During the three-month period ended September 30, 2001, the Company repurchased 1,975,891 shares of its outstanding common stock, at an average price of euro 2.95 per share.


9/   Restructuring

Pursuant to the Company's announcement on May 2, 2001 of a plan to restructure its operations worldwide, the Company recorded a pre-tax restructuring charge of euro 28.5 million in the statement of income during the second quarter of 2001. This restructuring charge is in connection with the closure of a manufacturing facility, a reduction of the workforce following the combination of the Company's financial services and e-business activities, and the rationalization of office facilities on a worldwide basis.

The euro 28.5 million charge consists of euro 15.4 million for headcount reductions, euro 12.0 million for consolidation of facilities and related fixed assets and euro 1.1 million for inventory write-offs.

The restructuring actions were taken to reduce manufacturing capacity, and, from a business standpoint, to better integrate resources, leverage technology trends, and, minimize overlapping market requirements and partnerships in the financial services and e-business sectors.

The plan includes the termination benefits of 497 employees representing 7% of the Company's global workforce. The reductions impacted the manufacturing organization with 208 employees, research and development for 123 employees, selling and marketing organizations for 91 employees, system integration and consulting services for 34 employees, and support functions for 41 employees.

The majority of employee terminations are located in Germany (214 persons), due principally to the closure of the Seebach manufacturing facility (198 persons), and Canada (164 persons), due to the downsizing of the research and development and services center in Montreal. The remaining 119 terminations of employment are located in different countries of the world.

Total cash outlays for the restructuring program is expected to amount to euro
22.0 million, including approximately euro 16.5 million in 2001, euro 2.8 million in 2002 and euro 2.7 million in future periods. This includes euro
13.4 million and euro 1.9 million for termination of employment, respectively for 2001 and for 2002, and euro 3.1 million, euro 2.7 million and euro 0.9 million for other related exit costs, respectively for 2001, 2002 and future periods. Non-cash related actions, primarily consisting of assets and inventory write-offs, will amount to euro 6.5 million.


Restructuring activity at the end of September 2001 was as follows:

                            Reduction of           Non-cash         Total
                           work force and          write-offs
                         other cash outflows       of  assets
--------------------------------------------------------------------------------
Second quarter 2001
restructuring charge          euro 22.0             euro  6.5     euro  28.5
Amounts utilized in
the second and third          euro (9.0)            euro (2.0)    euro (11.0)
quarters of 2001:
Exchange rate differences     euro (0.5)            euro (0.1)    euro  (0.6)
                              ----------            ----------    -----------
Restructuring reserve
as at September 30,           euro  12.5            euro 4.4      euro  16.9
2001/ impact of assets
write-offs
--------------------------------------------------------------------------------

10/  Sale of Skidata and of Tag activities

In connection with the announcement made on June 25, 2001 that the Company had reached an agreement with Kudelski S.A., pursuant to which the Company will sell SkiData A.G., the electronic access-control solutions business unit, to Kudelski S.A., the Company entered into an agreement with Meridiana-Werzalit B.V. ("Meridiana") to purchase the shares of Skidata held by Meridiana, a minority shareholder.

Pursuant to this agreement signed on June 23, 2001, the Company purchased 700,000 shares of Skidata, representing 20% of Skidata's issued share capital, for a total purchase consideration of euro 13,081 thousand. This consideration was negotiated on the basis of an amendment to the purchase agreement dated March 1997 pursuant to which the Company had purchased the first 80% of Skidata's shares.

In addition, on June 23, 2001, the Company entered into an agreement with Meridiana, pursuant to which Meridiana transferred to Gemplus in exchange for a payment of euro 1 all of its rights concerning a loan of euro 3,634 thousand granted to Skidata. This loan had been granted to Skidata in 1996 by Constantia, an Austrian corporation, subsidiary of Meridiana and former principal shareholder of Skidata, and was repayable under specific conditions, none of which had been met as at June 23, 2001. This transaction was recorded by the Company as at June 30, 2001 as a reduction of the euro 13,081 thousand consideration paid to Meridiana to acquire the remaining 20% of Skidata's shares.

The acquisition of the remaining 20% of Skidata's shares was recorded under the purchase method of accounting. The excess of the net purchase price of euro 9,446 thousand over the fair market value of the shares acquired generated a goodwill of euro 7,530 thousand.

The sale of Skidata was completed on August 23, 2001, for euro 117.5 million, of which euro 33.5 million was received in cash and euro 84 million was received in shares, which the Company immediately resold for euro 84 million to a designee of Kudelski. As a result of the transaction, the Company's consolidated statements of income for the three and nine-month periods ended September 30, 2001 include Skidata's operational results up to August 23, 2001.

On July 31, 2001, the Company completed the sale of its TAG electronic smart labels solutions business to Axa Private Equity, for euro 3.0 million. As a result of the transaction, the Company's consolidated statements of income for the three and nine-month periods ended September 30, 2001 include Tag activities' operational results up to July 31, 2001.

11/  Comprehensive income

Certain items defined as other comprehensive income, such as foreign currency translation adjustments, are reported separately from retained earnings and additional paid-in capital in the shareholders' equity section of the balance sheets.

The components of cumulative other comprehensive income in the shareholders' equity section of the balance sheets as at September 30, 2001 and December 31, 2000, respectively, were as follows:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------

                                                Sept 30, 2001     December 31,
                                                 (unaudited)          2000
--------------------------------------------------------------------------------
Cumulative translation adjustment                   (487)               376

Net unrealized gain on hedging instruments qualifying as effective

--------------------------------------------------------------------------------
Cumulative other comprehensive income               (487)               376
--------------------------------------------------------------------------------

The components of comprehensive income for the nine-month periods ended September 30, 2001 and 2000, respectively, were as follows:

                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                 Nine months ended Sept 30,
                                                 2001                 2000
                                                         (unaudited)
--------------------------------------------------------------------------------
Net income (loss)                                (40,366)            58,444
--------------------------------------------------------------------------------
Change in cumulative translation adjustment         (863)              (620)
Effect of adopting IAS 39 as at January 1, 2001    9,093                  -
Change in fair value of availableforsale
   financial assets                                 (286)                 -
Change in fair value of derivatives qualifying
   as effective hedging instruments               (8,807)                 -
--------------------------------------------------------------------------------
Change in cumulative other comprehensive income     (863)              (620)


Comprehensive net income (loss)                  (41,229)            57,824
--------------------------------------------------------------------------------

12/ Differences between International Accounting Standards and U.S. Generally Accepted Accounting Principles

The Company's consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP).

The principal differences between IAS and U.S. GAAP are presented below:

                                                 (in thousands of euros, except for net income per share)
-------------------------------------------------------------------------------------------------------------------
                                                       For the three months ended       For the nine months ended
                                                                 Sept 30,                        Sept 30,
                                                           2001            2000           2001            2000
-------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with I.A.S.               6,586           20,626        (40,366)         58,444
-------------------------------------------------------------------------------------------------------------------
Capitalized development costs                            (1,561)                         (2,239)         (1,124)
Hedge accounting                                              -           (5,017)        (9,470)         (2,960)
Share options accounting                                 (7,357)        (131,591)        67,864        (134,266)
Other differences                                           223              353            313             992
Deferred tax effect of U.S. GAAP adjustments              1,243            1,755          1,448           1,342
-------------------------------------------------------------------------------------------------------------------
Total differences between U.S. GAAP and I.A.S.           (7,453)        (134,500)        57,915        (136,016)
-------------------------------------------------------------------------------------------------------------------
Net income (loss) per U.S. GAAP                            (867)        (113,874)        17,549         (77,572)
-------------------------------------------------------------------------------------------------------------------

Net income per share
   Basic                                                  (0.00)           (0.22)          0.03           (0.17)
   Diluted                                                (0.00)           (0.19)          0.03           (0.16)

Number of shares
   Basic                                            642,922,022      525,918,125    641,146,203     456,271,072
   Diluted                                          653,512,425      602,571,506    672,014,427     495,928,041


                                                         (in thousands of euros)
--------------------------------------------------------------------------------
                                                      Sept 30,      December 31,
                                                        2001            2000
                                                    (unaudited)
--------------------------------------------------------------------------------
Shareholders' equity in accordance with IAS          1,325,781       1,384,995
--------------------------------------------------------------------------------

Capitalized development costs                           (4,530)         (2,291)
Hedge accounting                                             -           4,090
Other differences                                          727            (323)
Non recourse loans                                    (143,712)       (143,712)

--------------------------------------------------------------------------------
Shareholders' equity in accordance with US GAAP      1,178,266       1,242,759
--------------------------------------------------------------------------------

13/  Presentation of the consolidated statement of income

For purposes of filing with the U.S. Securities and Exchange Commission, the consolidated statements of income include goodwill amortization above operating income (loss).

The operating income would have been as follows under US GAAP:

                                                         (in thousands of euros)
---------------------------------------------------------------------------------------------
                                              Three months ended          Nine months ended
                                                   Sept 30,                    Sept 30,
                                              2001          2000          2001         2000
                                                 (unaudited)                 (unaudited)
---------------------------------------------------------------------------------------------
Operating income (loss) per IAS              (55,295)      32,262        (98,649)    80,076
Goodwill amortization                         (6,592)      (2,347)       (21,028)    (6,059)
---------------------------------------------------------------------------------------------
Operating income (loss) - US presentation    (61,887)      29,915       (119,677)    74,017
---------------------------------------------------------------------------------------------
Capitalized development costs                 (1,561)           -         (2,239)    (1,124)
Share options accounting                      (7,357)    (131,591)        67,864   (134,266)
Interests accrued on loans related to
share options                                  1,540            -          3,336          -
Other differences                                223          353            313        982
---------------------------------------------------------------------------------------------
Operating income (loss) per US GAAP          (69,042)    (101,323)       (50,403)   (60,391)
---------------------------------------------------------------------------------------------

14/  Change in accounting principle

On January 1, 2001 new standards became effective for the Company under both IAS and US GAAP with respect to accounting policies of financial instruments: IAS 39 "Accounting for Financial Instruments and SFAS No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138.

For purposes of its reconciliation to US GAAP, the Company has adopted SFAS 133 which requires the Company to recognize all derivative financial instruments on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value is immediately recognized in earnings and any derivatives that are not hedges must be adjusted to fair value through income.

Adoption of this new accounting standard does not have a material effect on the shareholders' equity under US GAAP as at January 1, 2001. As IAS 39 was also adopted on January 1, 2001, there are no reconciling items between IAS and US GAAP related to hedge accounting when reporting net income.


15/  New accounting pronouncements under US GAAP

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but will instead be tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of".

The Company is required to adopt the provisions of Statement 141 immediately and Statement 142 effective January 1, 2002 for the presentation of its consolidated net income and total shareholders' equity under US GAAP.

Amortization expense related to goodwill was euro 11.2 million and euro 21.0 million for the year ended December 31, 2000 and the nine months ended September 30, 2001, respectively. Because of the extensive effort required to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's consolidated net income and total shareholders' equity under US GAAP at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

On October 3, 2001, the FASB issued SFAS No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. SFAS No. 144 also supersedes the accounting and reporting provisions of APB 30, Reporting the Results of Operations--Discontinued Events and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, to broaden the definition of what constitutes a discontinued operation and it amends ARB 51, Consolidated Financial Statements to eliminate the exception to consolidation for a temporarily controlled subsidiary. SFAS 144 is effective for fiscal years beginning after December 31, 2001. As of September 30, 2001, management has not yet determined the effect that SFAS 144 will have on the Company's consolidated net income and total shareholders' equity under US GAAP.


16/  Subsequent events

On November 2, 2001, the Company announced that its Chief Executive Officer, Antonio Perez, had signed an agreement with an indirect subsidiary of the group pursuant to which he committed to return all of the Gemplus International S.A. shares that he received in August and September 2000 to such indirect subsidiary of the Company.

The agreement calls for Mr. Perez to transfer these shares in two installments to the Company's indirect subsidiary in reimbursement of a series of loans that such indirect subsidiary made to him in 2000 and in 2001 to allow him to exercise the stock options and pay taxes related to the free shares he was granted at the time he was initially recruited. The first installment closed on November 1, 2001, and Mr. Perez transferred 18.6 million shares to the Company's indirect subsidiary, at a price of euro 2.79 per share. Mr. Perez continues to hold approximately 12 million shares, most of which are subject to regulatory lock-up agreements that expire on December 9, 2001. The agreement requires Mr. Perez to further transfer those shares to the Company's indirect subsidiary, as soon as their aggregate value is sufficient to permit the two remaining loans to be fully repaid (i.e. on a euro 3.42 basis per share) and, in the case of the shares subject to the lockup, as soon as the lockup period expires.

The agreement does not modify the provisions of the existing agreements relating to these shares and loans among Mr. Perez, the Company and the indirect subsidiary. In particular, following any termination of Mr. Perez' employment with the Company, the Company will have the right to repurchase a portion of these shares that declines over time (or declines on an accelerated basis in the event of Mr. Perez' termination by the Company without cause or resignation for good reason) at their initial exercise price of 3.51 euros per share, and Mr. Perez will have the right to transfer the applicable portion of these shares to the indirect subsidiary in full repayment of the portion of the loans that relates to the transferred shares. As of December 1, 2001, substantially all of the remaining shares of Mr. Perez are subject to these provisions.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         This report contains forward-looking statements reflecting management's current expectations regarding our future financial performance. Such expectations are based on certain assumptions and involve risks and uncertainties. These uncertainties include, but are not limited to:

          o    the risks associated with the management of our growth,

          o trends in the wireless communication and financial services markets,

          o trends in the growth of mobile commerce, mobile banking and internet business,

          o the effect of the adoption of competing technologies in our target markets,

          o    the profitability of our market expansion strategy,

          o our ability to develop and take advantage of new software and services,

          o our ability to develop and market new chip card technologies to meet market demands,

          o our ability to attract and maintain qualified executives and personnel,

          o the effect of future acquisitions and investments on our share price,

          o challenges to or loss of our intellectual property rights regarding our chip card technology,

          o    expected intense competition in our main markets,

          o trade risks, legal risks, and social and economic risks, and other risks that are described in our filings with the Securities and Exchange Commission

         You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date hereof. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that as a result of fulfilling our disclosure obligations under the U.S. securities laws and regulations, we determine that such an update is necessary.

Results of Operations


         Net Sales

         Net sales for the third quarter ended September 30, 2001 amounted to euro 226.1 million, a 27% decrease compared with net sales of euro 311.5 million for the same period in 2000. Excluding Skidata and Tag activities, net sales amounted to euro 216.1 million, a 27% decrease compared with net sales of euro 296.3 million for the same period in 2000. Net sales for the nine-month period ended September 30, 2001 amounted to euro 772.0 million, a 6% decrease compared with net sales of euro 818.3 million for the same period in 2000. Excluding Skidata and Tag activities, net sales for the nine-month period ended September 30, 2001 amounted to euro 727.7 million, a 5% decrease compared with net sales of euro 769.5 million for the same period in 2000.

         The decrease in net sales was mainly concentrated in our telecommunications segment, which consists of wireless SIM modules and the associated software and services, prepaid phone cards and scratch cards. This decrease was attributable to a decline in sales of wireless products and services due to lower demand for wireless products in Europe during the first nine months of 2001 and in Asia during the third quarter of 2001. Wireless SIM card demand has declined considerably, due to a slowdown in the GSM subscriber market and high SIM card inventory levels at the mobile operators. Management has recently announced that SIM card inventory levels at mobile operators have been decreasing during 2001. However, the Company cannot assure that lower SIM card inventory levels at mobile operators will lead to stronger wireless sales in the short-to-medium term.

         The network systems segment, which consists of other chip cards in financial services, internet business security, loyalty cards, security systems, healthcare ID systems and Skidata's access control systems, grew 22% in the third quarter ended September 30, 2001 as compared to the same period in 2000, and grew 41% in the nine-month period ended September 30, 2001 as compared to the same period in 2000.Excluding Skidata, the network systems segment grew 44% in the third quarter ended September 30, 2001 as compared to the same period in 2000, and 70% in the nine-month period ended September 30, 2001 as compared to the same period in 2000. The growth in our network systems segment was mainly due to an increase in sales of chip cards to the banking sector in the United States and Germany, and to the retail market in the United States.

         Our other segment, which consists mainly of magnetic stripe cards, chip cards for pay-television applications and transportation business, decreased 27% in the third quarter ended September 30, 2001 as compared to the same period in 2000. Excluding Tag activities, this segment decreased by 25% in the third quarter ended September 30, 2001 as compared to the same period in 2000. Our other activities segment decreased 10% in the nine-month period ended September 30, 2001 as compared to the same period in 2000.

         The following table shows the breakdown of our net sales in the three-month periods ended September 30, 2001 and 2000 by market segment.

                                             Three months ended
                                                September 30,
                                           ----------------------
                                             2001          2000       % change
                                           --------      --------     --------
                                             (millions of euros)
Telecommunications......................    145.0          230.1         (37%)
Network systems ........................     54.1           44.4          22%
     Skidata............................      9.4           13.4         (30%)
Other ..................................     27.0           37.0         (27%)
     Tag................................      0.6            1.8         (66%)
                                              ---            ---         -----
Total...................................    226.1          311.5         (27%)
                                            =====          =====         =====

         The following table shows the breakdown of our net sales in the nine-month period ended September 30, 2001 and 2000 by market segment:


                                              Nine months ended
                                                September 30,
                                           ----------------------
                                             2001          2000       % change
                                           --------      --------     --------
                                            (millions of euros)
Telecommunications......................    525.0          609.4        (14%)
Network systems ........................    161.7          114.6         41%
    Skidata.............................     40.6           43.5         (7%)
Other ..................................     85.3           94.3        (10%)
    Tag.................................      3.7            5.3        (30%)
                                              ---            ---        -----
Total...................................    772.0          818.3         (6%)
                                            =====          =====         ====

         Wireless products and services were responsible for most of the decrease in the telecommunications segment net sales. We recorded net sales of wireless infrastructure products and services of euro 100.1 million in the third quarter of 2001, representing a decrease of 48% as compared to the amount recorded in the third quarter of 2000, which was euro 191.2 million. Net sales of wireless infrastructure products and services decreased 21% from euro 480.7 million in nine month-period ended September 30, 2000 to euro 378.4 million in the nine month-period ended September 30, 2001.During the third quarter of 2001, the decrease reflected primarily a decline in volume, as we sold approximately 39% fewer units in the third quarter of 2001 compared with the same period a year ago and a decline in prices due to the difficult business conditions that exist in the wireless market. As a result, the telecommunications segment represented 64% of the Company`s revenues in the third quarter of 2001, as compared to 74% of the Company`s revenues in the third quarter of 2000. The telecommunications segment decreased from 78% of the Company's revenues (excluding Skidata and Tag activities) in the third quarter of 2000 to 67% of the Company's revenues (excluding Skidata and Tag activities) in the third quarter of 2001. During the nine-month period ended September 30, 2001, the decrease reflected primarily a 14% decrease in volume and a significant decline in prices. As a result, the telecommunications segment represented 68% of the Company's revenues in the nine month-period ended September 30, 2001, as compared to 75% of the Company's revenues in the nine month-period ended September 30, 2000. Excluding Skidata and Tag activities, the telecommunications segment represented 72% of the Company's revenues in the nine month-period ended September 30, 2001, as compared to 79% of the Company's revenues in the nine month-period ended September 30, 2000.

         Phone card sales decreased 10% in the third quarter of 2001 compared with the third quarter of 2000 resulting from lower demand in Asian and European countries, which was partially offset by an increase in sales volumes in the Americas. During the nine month-period ended September 30, 2001, phone card sales increased 6% as compared to the nine month-period ended September 30, 2000, resulting from sustained demand in countries where selling prices are above average, which was partially offset by a 2% decline in sales volume in Europe and Asia.

         The increase in network systems sales resulted primarily from a strong growth in sales of financial services chip cards primarily in the Americas region. As a result of this increase, the network systems segment represented 24% of the Company's revenues in the third quarter of 2001, as compared to 14% of the Company's revenues in the third quarter of 2000. Excluding Skidata, the network systems segment represented respectively 11% and 21% of the Company's revenues (excluding Skidata and Tag activities) in the third quarter of 2000 and in the third quarter of 2001. Excluding Skidata, the network systems segment grew 70% in the nine-month period ended September 30, 2001 as compared to the same period in 2000, and represented 17% of the Company's revenues (excluding Skidata and Tag activities) in the first nine-month period of 2001, as compared to 9% of the Company's revenues (excluding Skidata and Tag activities) in the first nine-month period of 2000.

         Sales in our other activities segment declined 27 and 10% respectively in the third quarter and in the nine-month period ended September 30, 2001 as compared to the same periods in 2000, due to a shift in our pay-television chip card activities for certain of our customers from the production of chip cards for pay television applications to a solution based on consigned inventories and consisting in the embedding of our customers' chips on cards.

         During the third quarter of 2001, the Company's net sales decreased in the Europe, Middle East and Africa region and in Asia, and increased 32% in the Americas, as compared to the same period in 2000. During the nine-month period ended September 30, 2001, our net sales decreased 17% as compared to the nine-month period ended September 30, 2000 in the Europe, Middle East and Africa region, and increased 31% in the Americas.

         The following tables break down our net sales among our three regions:


                                             Three months ended
                                                September 30,
                                           ----------------------
                                             2001          2000       % change
                                           --------      --------     --------
                                             (millions of euros)
Europe, Middle East and Africa..........    112.8          177.8        (37%)
Asia....................................     52.4           87.7        (40%)
Americas................................     60.9           46.0         32%
                                             ----           ----         ---
Total...................................    226.1          311.5        (27%)
                                            =====          =====        =====


                                              Nine months ended
                                                September 30,
                                           ----------------------
                                             2001          2000       % change
                                           --------      --------     --------
                                            (millions of euros)
Europe, Middle East and Africa..........    392.3          474.3         (17%)
Asia....................................    224.3          225.2           0%
Americas................................    155.4          118.8          31%
                                            -----          -----          ---
Total...................................    772.0          818.3          (6%)
                                            =====          =====          ====

         The Europe, Middle East and Africa region represented 50% of the third quarter revenues in 2001, decreasing 37% from the same period in 2000, as a result of the wireless activity slowdown which was only partially offset by the significant growth experienced in financial services smart card business in Central and Eastern Europe. In addition, the sale of Skidata impacted unfavorably growth in this region. The Europe, Middle East and Africa region represented 51% of the revenues recorded in the nine-month period ended September 30, 2001, decreasing 17% from the same period in 2000.

         The decrease in Asia in the third quarter of 2001 as compared to the third quarter of 2000 reflected primarily the wireless activity slowdown, as Asian wireless network operators, particularly those in China, are in the process of adjusting their SIM card inventories to better match lower demand for wireless products and services. During the nine-month period ended September 30, 2001, the Asian region remained stable, reflecting primarily a slight decrease in wireless product sales throughout the region, which was offset by an increase in sales in the network systems segment. In Asia, sales of multi-application products increased, offsetting the decline of the sales of plastic cards and resulting in a global stability of the network systems segment revenues.

         The increase in net sales in the Americas resulted primarily from the significant growth in our financial services chip card sales to several US banks and retailers and from increased sales of phone cards in Latin America.


         Gross profit

         Gross profit decreased 56% from euro 118.3 million in the third quarter of 2000 to euro 52.5 million in the third quarter of 2001. Our gross margin decreased from 38.0% in the third quarter of 2000 to 23.2% in the third quarter of 2001. Gross profit decreased 18% from euro 300.6 million in the nine-month period ended September 30, 2000 to euro 245.1 million in the nine-month period ended September 30, 2001. Our gross margin decreased from 36.7% in the nine-month period ended September 31, 2000 to 31.8% in the nine-month period ended September 30, 2001, despite a favorable euro 10 million royalty expense adjustment recorded in the second quarter of 2001. Excluding this adjustment, gross margin for the nine-month period ended September 30, 2001 would have been 30%.

         The Company has experienced a shift in business mix between the telecommunications and the network systems segment. Financial services gross margins remain below that of telecommunications, and both decreased in the third quarter of 2001. In addition approximately 3.7% of the decrease in our overall gross margin from 38% in the three-month period ended September 30, 2000 to 23.2% in the three-month period ended September 30, 2001 was due to the impact of currency exchange rates movements. Approximately 0.8% of the decrease in our overall gross margin from 36.7% in the nine-month period ended September 30, 2000 to 31.8% in the nine-month period ended September 30, 2001, was due to the impact of currency exchange rates movements.

         The following tables break down our gross profit and gross margin by segment.

                                             Three months ended
                                                September 30,
                                           ----------------------
                                             2001          2000       % change
                                           --------      --------     --------
                                             (millions of euros)
Telecommunications .....................     37.7          100.9         (63%)
   Gross margin ........................     26.0%          43.8%
Network systems.........................     12.4           13.1          (5%)
   Gross margin ........................     23.0%          29.5%
      Skidata ..........................      3.6            4.4         (18%)
         Gross margin ..................     38.2%          32.7%
Other ..................................      2.4            4.3         (44%)
   Gross margin ........................      8.9%          11.7%
      Tag ..............................     (0.7)           0.4        (275%)
         Gross margin ..................   (114.9%)         23.7%
Total...................................     52.5          118.3         (56%)
                                             ====          =====
                                             23.2%          38.0%


                                              Nine months ended
                                                September 30,
                                           ----------------------
                                             2001          2000       % change
                                           --------      --------     --------
                                            (millions of euros)
Telecommunications .....................    188.7          255.7         (26%)
   Gross margin ........................     35.9%          42.0%
Network systems.........................     48.9           36.8          33%
   Gross margin ........................     30.2%          32.1%
      Skidata ..........................     16.6           16.9          (2%)
         Gross margin ..................     41.0%          38.8%
Other ..................................      7.5            8.1          (7%)
   Gross margin ........................      8.8%           8.6%
      Tag ..............................     (0.6)           0.8        (177%)
         Gross margin ..................     41.9%          41.4%
Total...................................    245.1          300.6         (18%)
                                            =====          =====
Total gross margin......................     31.8%          36.7%

         The telecommunications segment gross margin decreased from 43.8% in the third quarter of 2000 to 26.0% in the third quarter of 2001. This decrease is mainly attributable to the following factors: (i) the decrease in selling prices of wireless products due to the current economic environment, (ii) the increase in costs of the services attached to the wireless products, (iii) the impact of unfavorable manufacturing variances reflecting overcapacity, primarily in the European-based factories, and (iv) an adverse currency effect compared with the third quarter of 2000. During the nine-month period ended September 30, 2001, despite the favorable impact of the one-time royalty expense adjustment, telecommunications gross margin decreased, reflecting a decrease in wireless margins.

         The network systems segment gross margin suffered from an unfavorable product mix. In addition, the gross margin was affected by manufacturing overcapacity and an adverse currency effect compared with the third quarter of 2000. Excluding Skidata, the gross margin of the network systems segment decreased from 28.2% (excluding Skidata and Tag activities) in the third quarter of 2000 to 19.8% (excluding Skidata and Tag activities) in the same period of 2001. Excluding Skidata, the gross margin of the network systems segment decreased from 28% to 26.6% (excluding Skidata and Tag activities), in the nine-month period ended September 30, 2000 and 2001, respectively.

         In our other activities segment, during the third quarter of 2001, gross margin was affected by the shift in our pay-television chip card activities for certain of our customers from the production of chip cards for pay television applications to a solution based on consigned inventories and consisting in the embedding of our customers' chips on cards. During the nine-month period ended September 30, 2001, this effect was offset by an improved profitability in transportation activities in the first half of 2001, resulting in a slight improvement of the gross margin in our other activities segment.


         Operating income (loss)

         We recorded an operating loss of euro 61.9 million in the third quarter of 2001, compared to operating income of euro 29.9 million in the third quarter of 2000. Excluding Skidata and Tag activities, the operating loss amounted to euro 59.8 million in the third quarter of 2001, compared to an operating profit of euro 35.3 million in the third quarter of 2000. The 2001 figure reflected a one-time recognition of a euro 18.1 million charge with respect to the Humetrix litigation (see Note 5 to the Company's financial statements included in Item 1 of this Form 6-K). Excluding this one-time Humetrix litigation charge and excluding Skidata and Tag activities and goodwill amortization, the operating loss was euro 35.1 million in the third quarter of 2001. Excluding goodwill amortization, operating expenses increased only by 4% from euro 86.1 million in the third quarter of 2000 to euro 89.7 million in the third quarter of 2001, as a result of the divestment of our Skidata and Tag businesses, the continued implementation of our restructuring program and the sustained tight cost controls and improved business processes. Excluding Skidata and Tag activities, excluding goodwill amortization and excluding the one-time Humetrix litigation expense, operating expenses were euro 84.7 million in the third quarter of 2001, as compared to euro 76.0 million in the third quarter of 2000.

         During the nine-month period ended September 30, 2001, the operating loss before restructuring amounted to euro 91.2, compared to operating income of euro 74.0 million in the nine-month period ended September 30, 2000. The
2000 figure reflected a one-time recognition of a euro 12.5 million credit corresponding to French research credits from previous years. The 2001 figure reflected a one-time recognition of a euro 18.1 million charge with respect to the Humetrix litigation. Excluding these one-time items, excluding Skidata and Tag activities and excluding goodwill amortization, operating income before restructuring was euro 72.9 million in the nine-month period ended September
30, 2000, as compared to an operating loss of euro 50 million in the nine-month period ended September 30, 2001. Excluding Skidata and Tag activities, excluding the one-time impacts of Humetrix in 2001 and research tax credit reversal in 2000 and excluding goodwill amortization, operating expenses increased 31% from euro 223 million during the nine-month period ended September 30, 2000 to euro
292.2 million during the nine-month period ended September 30, 2001 as a result of the expansion of our operating structure during the second half of 2000, which was partially offset in 2001 by the effect of the restructuring plan implemented in the second quarter of 2001.

         Research and development expenses increased 13%, from euro 22.6 million in the third quarter of 2000 to euro 25.6 million in the third quarter of 2001. Excluding Skidata and Tag activities, research and development expenses increased 29%, from euro 19.1 million in the third quarter of 2000 to euro
24.7 million in the third quarter of 2001. The impact of the hiring of new software engineers during the second half of 2000 was not totally offset by the effects of the implementation of our restructuring plan. During the nine-month period ended September 30, 2001, research and development expenses amounted to euro 87.9 million, as compared to euro 61.6 million in the nine-month period ended September 30, 2000. Excluding Skidata and Tag activities and excluding the one-time impact of the euro 12.5 million research tax credit reversal in 2000, research and development expenses amounted to euro 87 million in the nine-month period ended September 30, 2001, as compared to euro 58.1 million in the nine-month period ended September 30, 2000.

         Selling and marketing expenses decreased 7%, from euro 38.6 million in the third quarter of 2000 to euro 35.8 million in the third quarter of 2001. Excluding Skidata and Tag activities, selling and marketing expenses remained stable and amounted to euro 32.4 million in the third quarter of 2001, due to the implementation of our restructuring plan which offset the effects of the expansion of our worldwide sales and marketing organization in the second half of 2000. During the nine-month period ended September 30, 2001, selling and marketing expenses amounted to euro 128.4 million, as compared to euro 110.6 million in the nine-month period ended September 30, 2000. Excluding Skidata and Tag activities, selling and marketing expenses increased 19% from euro 104.8 million in the nine-month period ended September 30, 2000 to euro 125 million in the nine-month period ended September 30, 2001, reflecting primarily an increase in marketing efforts to promote new products, as well as the expansion of our worldwide sales and marketing organization in the second half of 2000, which were partially offset by the restructuring plan implemented in the second quarter of 2001.

         General and administrative expenses increased 87% from euro 24.8 million in the third quarter of 2000 to euro 28.3 million in the third quarter of 2001. Excluding Skidata and Tag activities, general and administrative expenses increased by 15% from euro 24.1 million in the third quarter of 2000 to euro 27.7 million in the third quarter of 2001, due primarily to a personnel increase in support functions in the second half of 2000. During the nine-month period ended September 30, 2001, general and administrative expenses amounted to euro 80.8 million, as compared to euro 60.8 million in the nine-month period ended September 30, 2000. Excluding Skidata and Tag activities, general and administrative expenses increased 34% from euro 60.1 million in the nine-month period ended September 30, 2000 to euro 80.2 million in the nine-month period ended September 30, 2001, due primarily to a personnel increase in support functions in the second half of 2000.

         Goodwill amortization

         Goodwill amortization amounted to euro 6.6 million in the third quarter of 2001, compared to euro 2.3 million in the third quarter of 2000, as a result of acquisitions completed during 2000, particularly the acquisitions of Celocom Limited and SLP InfoWare S.A. completed during the last quarter of 2000.

         Goodwill amortization amounted to euro 21.0 million in the nine-month period ended September 30, 2001, compared to euro 6.1 million in the nine-month period ended September 30, 2000, as a result of acquisitions completed during 2000. In addition, goodwill amortization recorded in the first quarter of 2001 included a one-time euro 1.1 million charge resulting from a write-off of goodwill previously recorded from the acquisition of a 21% equity interest in Softcard due to Softcard's decision to cease its operations.

         Restructuring expenses

         We recorded a restructuring charge of euro 28.5 million in the second quarter of 2001 pursuant to the plan of restructuring of our operations worldwide announced on May 2, 2001. This restructuring charge was primarily attributable to the closure of a manufacturing facility, a reduction of the workforce following the combination of the Company's financial services and internet business security activities, and the rationalization of office facilities on a worldwide basis (see Note 9 to the Company's financial statements included in Item 1 of this Form 6-K).

         Net interest income and expense

         We recorded net interest income of euro 6.2 million in the third quarter of 2001, compared to net interest income of euro 4.8 million in the third quarter of 2000. The increase in interest income was primarily due to the investment of proceeds of the initial public offering of our ordinary shares in December 2000 and other capital contributions from the exercise of warrants and stock options by our shareholders and employees

         We recorded net interest income of euro 16.3 million in the nine-month period ended September 30, 2001, compared to net interest expense of euro 4.7 million in the nine-month period ended September 30, 2000. In addition to the proceeds of the initial public offering of our ordinary shares in December 2000 and other capital contributions from the exercise of warrants and stock options by our shareholders and employees, interest income recorded in the nine-month period ended September 30, 2001 benefited from substantial equity investments by the Texas Pacific Group in February and May 2000. Net interest income incurred in the nine-month period ended September 30, 2001 included a euro 2.3 million interest expense following the measurement at amortized cost of an advance made to a trade supplier.

         Other income and expense, net

         We recorded net other income of euro 69.9 million in the third quarter of 2001, compared to net other expense of euro 4.5 million in the third quarter of 2000. Net other expense in the third quarter of 2000 was primarily attributable to minority interests and losses on investments. Net other income in the third quarter of 2001 was due to a euro 69.9 million one-time gain generated from our Skidata and Tag divestitures.

         We recorded net other income of euro 55.3 million in the nine-month period ended September 30, 2001, compared to net other income of euro 0.9 million in the nine-month period ended September 30, 2000. Net other income in the nine-month period ended September 30, 2000 was primarily attributable to gains on investments, which were partially offset by minority interests. Net other income in the nine-month period ended September 30, 2001 included a 69.9 million euros one-time gain generated from our Skidata and TAG divestitures, which was only partially offset by foreign exchange losses and minority interests.

         Income tax

         Income tax expense amounted to euro 7.7 million in the third quarter of 2001, as compared to income tax expense of euro 9.6 million in the third quarter of 2000. In the third quarter of 2001, the Company's effective tax rate was impacted by the one-time euro 69.9 million gain from the Skidata and Tag divestitures, partly taxed as short-term capital gains..

         We recorded income tax revenues of euro 7.7 million in the nine-month period ended September 30, 2001, as compared to an income tax expense of euro
21.2 million in the nine-month period ended September 30, 2000. In the nine-month period ended September 30, 2001, the Company's effective tax rate was also impacted by the restructuring charge that created losses in certain countries with high tax rates.

         Net income (loss)

         We recorded a net income of euro 6.6 million in the third quarter of 2001, or euro 0.01 per diluted share, reflecting primarily the decline in our operating income and the euro 18.1 million charge for our Humetrix lawsuit, which were partially offset by the one-time impact of the euro 69.9 million gains from our Skidata and Tag divestitures, as compared to net income of euro
20.6 million in the third quarter of 2000, or euro 0.03 per diluted share.

         We recorded a net loss of euro 40.4million in the nine-month period ended September 30, 2001, or euro 0.06 per diluted share, reflecting primarily the decrease of our operating profit, the one-time euro 28.5 million restructuring expenses incurred in the second quarter of 2001 and the euro 18.1 million one-time charge for our Humetrix lawsuit recorded in the third quarter of 2001, which were partially offset by the impact of the euro 69.9 million one-time gains from our Skidata and Tag divestitures. We recorded net income of euro 58.4 million in the nine-month period ended September 30, 2000, or euro
0.12 per diluted share.


Liquidity and Capital Resources

         Our financial position remained strong in the first nine months of 2001. Cash and cash equivalents were euro 502.8 million at September 30, 2001 as compared to euro 636.3 million at December 31, 2000. During the first nine months of 2001, we used cash to fund payments on accounts payable, inventories, purchases of property, plant and equipment and investments.

         Operating activities used euro 76.1 million of cash during the nine-month period ended September 30, 2001, compared to euro 44.7 million of cash generated by operating activities during the nine-month period ended September 30, 2000. The decrease in cash from operating activities in the nine-month period ended September 30, 2001 was principally attributable to the decrease of our operating income and to increased working capital needs primarily resulting from payments on accounts payable. During the first nine-month of 2001, we used euro 9.0 million to fund the restructuring program implemented in the second quarter of 2001. During the third quarter of 2001, we experienced two major improvements with respect to inventory levels and to days of sales outstanding (DSO). Inventory levels declined euro 47 million in the third quarter of 2001 as compared to June 30, 2001, of which euro 20 million is associated to the Skidata transaction. During the third quarter of 2001, we significantly improved the days of sales outstanding, approximately reaching the December 2000 level, primarily as a result of better collections in our Asia region.

         Net cash used in investing activities in the nine-month period ended September 30, 2001 was euro 32.4 million, compared to euro 102.9 million in the nine-month period ended September 30, 2000. The decrease in cash used in investing activities was due principally to the divestiture of our Skidata and Tag businesses, which provided a cash inflow of euro 117 million and largely offset the increase in cash used for capital expenditures and investments. Investments included a euro 13 million cash disbursement for the purchase of 20% of Skidata's issued share capital (see Note 10 to the Company's financial statements included in Item 1 of this Form 6-K) and investments made by GemVentures, our wholly-owned venture capital subsidiary, primarily in two technology companies in the wireless communications market. In addition, in March 2001, we made a euro 14 million loan to Mr. Antonio Perez, our Chief Executive Officer, to complement the loans already granted to him during 2000 to allow him to exercise stock options granted to him as part of his employment compensation agreement and to cover any resulting personal tax expenses. In the nine-month period ended September 30, 2000, we recorded cash inflows from the sales of shares in various technology companies. Capital expenditures during the nine-month period ended September 30, 2001 were made primarily to acquire property, plant and equipment to expand our facilities, principally in Asia. Capital expenditures were euro 94.3 million in the nine-month period ended September 30, 2001, as compared to euro 64.3 million in the nine-month period ended September 30, 2000.

         Financing activities used euro 14.2 million of cash during the nine-month period ended September 30, 2001, compared to euro 739.5 million of positive cash flow generated by our financing activities during the nine-month period ended September 30, 2000. The 2000 figure was primarily the result of an investment in our ordinary shares of euro 534.6 million, most of which was made by Texas Pacific Group in February and May 2000, and proceeds of euro 205.5 million from the exercise of warrants and stock options. Negative cash flow from financing activities during the nine-month period ended September 30, 2001 was principally attributable to the purchase of shares of Gemplus SA at fair market value for euro 14.5 million, the payment of euro 8 million concerning expenses incurred in 2000 in connection with sales of equity securities to Texas Pacific Group and with respect to the initial public offering, the repurchase of shares of our outstanding common stock for euro 6.3 million and the payment of dividends to minority shareholders of one of our Asian subsidiaries of euro 4.3 million.

         We entered into a euro 150 million revolving credit facility in 1999 with a syndicate of international banking institutions that bears interest at a floating rate. In July 2000, euro 52.5 million of loan commitments under the revolving credit facility expired without being used. Out of the remaining euro
97.5 million, euro 24.4 million expires in July 2002, euro 24.4 million in July 2003, and euro 48.7 million in July 2004. As of September 30, 2001, we had not drawn any amounts under the revolving credit facility.

         We believe that our existing cash resources, our anticipated cash flow from operations and amounts available for drawdowns under our working capital facility are sufficient to provide for our foreseeable near term and medium term liquidity needs. At September 30, 2001, cash and cash equivalents amounted to euro 502.8 million.



Item 3. Qualitative Disclosures About Market Risk


         We develop products in our worldwide manufacturing centers and sell these products and provide related services around the world. Generally, our sales are made in the local currency of the place of delivery or where the service is rendered, and part of our manufacturing costs are incurred in the local currency of the place of each of our manufacturing sites. As a result, our results of operations are affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To minimize the impact of these factors on the profitability of our business and our overall financial performance, we seek to provide cost efficient funding to our business and our subsidiaries and to identify, evaluate and hedge financial risks in cooperation with our subsidiaries around the world.

         Our policy is to hedge our market risk exposures. The management of our hedging activity is carried out centrally by our corporate treasury in accordance with the objectives and procedures established by management and approved by our Audit Committee and/or our Executive Committee. Our operating policies cover specific areas such as foreign exchange risk (including the use of derivative financial instruments), interest rate risk and credit risk. Affiliated companies are not permitted to enter into derivative contracts other than with our corporate treasury. Moreover, our hedging operations are reported periodically to management and the Audit Committee. Derivative instruments are used for hedging purposes only.

         Foreign exchange risk

         We measure our foreign exchange exposure based on anticipated and identified transactions, both on purchases and sales. Each of our subsidiaries regularly measures its exposure and reports it to our corporate treasury. Our corporate treasury department seeks to hedge our foreign currency exposure on most of our firm and anticipated purchases and sales commitments denominated in currencies other than the euro for periods commensurate with its known or forecasted transactions. Our foreign currency hedging contracts generally mature within twelve months. Our corporate treasury uses currency derivative instruments such as foreign exchange forward contracts and foreign exchange option contracts. These derivative instruments are generally traded over-the-counter with major financial institutions. From its trade date, each hedging operation is allocated to an underlying exposure.

         The financing of most of our subsidiaries is managed by our corporate treasury through inter-company current accounts, using foreign exchange spot and forward transactions to convert our cash denominated in euros into local currency. We place any excess liquidity in money market investments with not more than three-month maturity dates. Our money market investments are placed with major financial institutions in order to reduce our credit risk exposure.

         In addition, because we have subsidiaries located outside of the euro-zone, the euro-denominated value of our equity is exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in our consolidation. We do not hedge our equity exposure arising from our foreign net investments.

         Interest rate risk

         We are not materially exposed to interest rates fluctuations. Our indebtedness has been significantly reduced with the proceeds of our capital increases and we have few fixed rate borrowings. Cash and cash equivalents are invested in money market accounts that pay interest at a floating rate. Debts and cash are mostly denominated in euros. As of September 30, 2001, we have not entered into any interest rate risk hedging transactions.

         Equity risk in minority investments

         We have several minority equity investments in publicly traded companies. The book value of our minority equity investments was totally provided as of September 30, 2001. Because these investments are relatively small, we currently do not have any outstanding derivative financial instruments to hedge fluctuations in these marketable equity investments.

Part II - Other Information

Item 1.  Legal proceedings

In February 1996, Humetrix Inc. brought an action against the Company, among others, in the United States District Court in San Diego, California, relating to an alleged agreement to jointly market several products in the US health care market. The complaint alleged that the Company had breached the alleged agreement and had intentionally interfered with third party contractual relations. In February 1999, the District Court rendered a decision in favor of Humetrix and ordered the Company to pay US$ 15 million (euro 16.4 million) and another individual defendant to pay US$ 2.5 million (euro 2.7 million). The decision against the individual defendant was later vacated and further proceedings were ordered by the court. The Company appealed the judgment. In March 2000, the District Court dismissed the claim against the individual defendant with prejudice. Oral arguments in the appeal were heard on March 6, 2001 before the United States Court of Appeals for the Ninth Circuit. . On October 4th, 2001, the Court of Appeals rendered its decision, affirming the judgment of the District Court against the Company in the amount of US$ 15.0 million, with interest to be determined. As a result of this judgment, the Company recorded a charge of euro 18.1 million, adversely impacting its third quarter 2001 operating result and resulting in a total current liability (including a previously existing provision) of euro 19.3 million in the balance sheet as at September 30, 2001. The Company's petition seeking a rehearing before the Court of Appeals was denied on November 20, 2001.

In the second quarter of 2001, the Company partially reversed a provision for a patent claim, resulting in a favorable euro 10 million royalty expense adjustment recorded in cost of sales. This provision had been recorded following allegations by a claimant that the Company was infringing one or more patents owned by such claimant. As of June 30, 2001, the Company had reached an agreement with such claimant and the risk of loss and outflow of resources was no longer probable.

In addition to the litigation mentioned above, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.


Item 2.  Changes in securities

In February 2001, the Company issued 4,377,900 shares following the contribution of 87,558 shares of Gemplus S.A. held by employees.

As part of the purchase price consideration related to the acquisition of Celocom Limited in November 2000, the Company issued on February 20, 2001, 4,191,776 shares representing a value of euro 25,151 thousand.

As part of the purchase price consideration related to the acquisition of SLP InfoWare S.A. in October 2000, the Company issued on March 13, 2001, 362,863 shares representing a value of euro 2,177 thousand.

In April and June 2001, the Company issued 860,300 shares following the contribution of 17,206 shares of Gemplus S.A. held mainly by employees. In August 2001, the Company issued 51,800 shares following the contribution of 1,036 shares of Gemplus S.A. held mainly by employees.

In June and August 2001, the Company issued 1,775,600 shares following the exercise of Gemplus International SA `s stock options held by employees.

Item 3.  Default upon senior securities

Not applicable

Item 4.  Submission of Matters to a Vote of Security Holders

Not applicable


Item 5.  Other Information

Further information can be found on the Company in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 2, 2001.

Item 6.  Exhibits and other reports on Form 6-K

(a) Exhibits:

Not applicable

(b) Other reports on Form 6-K:

A report on Form 6-K was filed in November 2001 reporting the Company's press release dated November 2, 2001, on the shareholding agreement signed with its CEO.

A report on Form 6-K was filed in November 2001 reporting the Company's press release dated November 6, 2001, on its results of operations for the third quarter results for 2001.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      GEMPLUS INTERNATIONAL S.A.

Date:  November 29, 2001



                                      By:  /s/ Steven Gomo
                                           ------------------------------------
                                           Name:  Steven Gomo
                                           Title: Executive Vice President
                                                  and Chief Financial Officer